Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 4 DATED DECEMBER 12, 2018
TO THE PROSPECTUS DATED OCTOBER 1, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated October 1, 2018 and Supplement No. 3 dated November 26, 2018, which superseded and replaced all previous supplements. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT III), Inc.; and
(2)	updates to our management.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $3,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 22, 2016. Of these shares, we are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,250,000,000 in shares of Class A common stock (Class A shares) and $1,250,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of November 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 47,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $449,000, consisting of approximately 40,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $387,000 ($318,000 in Class A shares and $69,000 in Class T shares), and approximately 7,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $62,000. As of November 30, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 3.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $30.2 million ($23.1 million in Class A shares and $7.1 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of November 30, 2018, approximately $3.5 billion in shares of our common stock remained available for sale in the offering. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of November 30, 2018 and, therefore, subscriptions from residents of Pennsylvania will be held in escrow until we have received aggregate subscriptions of at least $125.0 million.
On November 26, 2018, our board of directors approved the termination of the primary portion of the offering, which termination will be effective on December 31, 2018. In connection with the termination of the primary portion of the offering, our policy, which is subject to our discretion, will be to accept subscription agreements for the primary portion of the offering only if they are received by our transfer agent on or before the close of business on December 31, 2018 and fully funded and in good order no later than the close of business on January 15, 2019. We intend to continue to issue shares of our common stock pursuant to the distribution reinvestment plan portion of the offering following the termination of the primary portion of the offering.
Management

All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On December 6, 2018, Glenn J. Rufrano, one of our directors, tendered his resignation from the board of directors, effective December 31, 2018. This resignation is not a result of any disagreements with us on any matter relating to our operations, policies or practices. To fill the vanacy created by Mr. Rufrano’s resignation, Avraham Shemesh has been appointed to serve as a director by all of the directors, including all of the independent directors, immediately upon the effectiveness of Mr. Rufrano’s resignation. Mr. Shemesh will serve as a director until our next annual meeting of stockholders and until his successor is duly elected and qualifies or until his earlier resignation or removal in accordance with our organizational documents and applicable law.

The following information supersedes and replaces the first and second paragraphs of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 66 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Richard S. Ressler serves as the chairman of our board of directors, chief executive officer and president, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ressler or DeBacker for their service as executive officers, or, in the case of Mr. Ressler and Avraham Shemesh, for their service as directors, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company. We have provided below certain information about these three officers and our directors.

Name	Age *	Position(s)
Richard S. Ressler	60	Chairman of the board of directors, chief executive officer and president
Nathan D. DeBacker	38	Chief financial officer and treasurer
Jeffrey R. Smith	35	Vice president of accounting and principal accounting officer **
Stephen O. Evans	73	Independent director
Howard A. Silver	64	Independent director
W. Brian Kretzmer	65	Independent director
Avraham Shemesh	56	Director
______________________

*	As of November 30, 2018.

**	Non-Executive Officer.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 66 of the prospectus.
Avraham Shemesh will serve as a director of our company beginning January 2019 and has served as president and treasurer of our advisor since February 2018. In addition, Mr. Shemesh will serve as director of CIM Income NAV, Inc., beginning in January 2019, and currently serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CCPT V	Chief executive officer and president Director	February 2018 – Present March 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; CCPT V Advisors; CIM Income NAV Advisors, LLC; CREI Advisors; and CCO Group, LLC	President and treasurer	February 2018 – Present

Since 1994, Avraham Shemesh has served as Co-Founder and a Principal of CIM, a vertically-integrated owner and operator of real assets for its own account and on behalf of its partners and co-investors seeking to invest in urban real assets and associated credit strategies and, since February 1, 2018, the indirect parent of our sponsor, advisor, dealer manager and property manager. As Principal and Head of CIM’s Investments Group, he is actively involved in the acquisition process and provides guidance on the diverse acquisition ideas across CIM’s platforms. He serves on CIM’s Investment Committee and Asset Management Committee. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM, including strategic initiatives, asset management and leasing and partner & co-investor relations and product management. Since March 2014, Mr. Shemesh also has served as a director of CIM Commercial Trust Corporation (NASDAQ: CMCT), a real estate investment trust that acquires, owns and operates office investments and is an affiliate of CIM. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a wide variety of commercial and residential properties in Los Angeles. Mr. Shemesh was selected to serve as a director because of his significant experience with the real estate acquisition process and strategic planning as a result of his experience with CIM, including as Co-Founder thereof, as well as his leadership roles at CIM and CIM Commercial Trust Corporation.

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